

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2020

Robert Berman
Chief Executive Officer
Hancock Jaffe Laboratories, Inc.
70 Doppler
Irvine, California 92618

> **Re: Hancock Jaffe Laboratories, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2020**
> **File No. 333-251528**

Dear Mr. Berman:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew Bernstein, Esq.